Exhibit 3.884
[ILLEGIBLE]
ARTICLES OF INCORPORATION
OF
“S & S RECYCLING, INC.”

     The name of the corporation is “S & S RECYCLING, INC.”

     The address of the initial registered office of the corporation is 110 Main Street, Post Office Box 250, Byron, Georgia 31008, and the initial registered agent of the corporation at such address is LAWRENCE C. COLLINS.

     The corporation shall have authority to issue one million shares of stock.

     The name and address of the incorporator is: LAWRENCE C. COLLINS, 11C Main Street, Post Office Box 250, Byron, Georgia 31008.

     The mailing address of the initial principal office of the corporation is 110 Main Street, Post Office Box 250, Byron, Georgia 31008.
     IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

/s/ Lawrence C. Collins	(L.S.)
Lawrence C. Collins